April 5, 2006

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Douglas J. Treff, Senior Vice President and Chief Financial
Officer
Deluxe Corporation
3680 Victoria St. N.
Shoreview, Minnesota 55126

		Re:	Deluxe Corporation
			Form 10-K for the Year Ended December 31, 2005
       			File 001-07945

Dear Mr. Treff:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31, 2005

Item 6- Selected Financial Data, page 15

1. You have not substantively justified the use of EBITDA or EBIT. Your statement that EBITDA and EBIT may be used to analyze profitability between companies and industries is not relevant to its presentation as a measure of operating performance. Further, while
EBITDA and EBIT may be used by analysts as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. Therefore, please revise to eliminate the presentation of EBITDA throughout your filing.
2. Measures such as EBIT, EBITDA and "free cash flow" constitute non-
GAAP measures. The presentation of these measures in filed documents is subject to the disclosure requirements set forth in Item 10 of Regulation S-K. Your current presentation does not comply with these requirements. Please revise your presentations, as appropriate, or omit these measures from your filed reports.

3. If you elect to present net cash flow provided by operating activities in your table, please also present net cash flow provided by/used in investing activities and financing activities for a more complete and balanced picture of your cash flows.

4. The purpose of the selected financial data table is to highlight certain significant trends in financial conditions and results of operations. Item 301 requires disclosure of selected balances from your financial statements for each of the last five years. While you may elect to include additional items in the table, any non-GAAP balances or related ratios should be presented in a separately labeled section at the end of the table. They should not be commingled with the GAAP disclosures. Please revise your format accordingly. In this regard, please also omit the presentation from your narrative discussion of GAAP operating results on page 24.

5. The measures EBIT and EBITDA should be presented in an appropriate context with clarification of their expected use. A performance measure looks at the degree of success or failure of an enterprise for a given period of time. A liquidity measure looks at the short run ability of an enterprise to pay maturing obligations. You refer to the usefulness of these measures to "analyze profitability between companies" and you reconcile them to net income. However, you also state that the measures indicate whether earnings are adequate to pay debts, you display your related ratios under the caption "Statement of Cash Flows Data" and your clearest demonstration of their purpose and effective use appears in conjunction with your discussion of "Cash Flows" on page 30. You have not justified the use of EBIT and
EBITDA as performance measures. Please delete them from your filing.
Alternatively, if they constitute liquidity measures, please revise your accompanying discussions and reconciliations to so state. We may have further comments upon review of your revised presentation.

Item 7- Management Discussion and Analysis of Condition and
Results
of Operations

Small Business, page 26

6. During the 2005 fiscal year, you began allocating corporate costs to New England Business Servises, Inc. ("NEBS".) However, you have not quantified the allocation percentage or your allocation methodology. As such, please tells us and revise to disclose your allocation percentages as well as your allocation methodology.

Cash Flows, page 27

7. Due to the acquisition of NEBS, your debt levels increased significantly. Further, you have experienced a significant decrease in "free cash flows", as noted on page 15 of your filing, and your working capital is negative. As such, please revise to include a discussion of cash flow trends and your ability to service your debt through operating cash flows.

8. Further, due to the materiality of your debt, please consider expanding Note 13 to include a detailed discussion regarding your debt covenants. Your discussion should disclose and quantify any material covenants as well as whether you were and expect to be in full compliance within the next fiscal year.

Other Changes in Financial Condition, page 33

9. It appears that goodwill and intangible assets, including contract acquisition costs, constitute over 65% of your total assets. In view of the relative significance of these balances and given your shareholders` deficit and your working capital deficiency, this fact should be specifically disclosed and the potential implications discussed in the filing. Consideration should be given to disclosing and discussing the relative composition of your assets within Risk Factors as well.

Item 8- Financial Statements and Supplementary Data

Note 1- Significant Accounting Policies

Contract acquisition costs, page 49

10. You amortize contract acquisition costs over a one to ten year period. However, as disclosed on page 18, your supply contract duration periods average 3 to 5 years. As such, please tell us why you are amortizing certain contract acquisition costs over a 10 year period.

Revenue Recognition, page 51

11. We note that you generally recognize revenues when shipped or as services are performed. As such, it appears that you may be using more than one revenue recognition methodology. If so, please tell us and revise future filings to disclose all of your revenue recognition criteria.

Other non-current assets, page 57

12. It appears that there was a $19,992,000 change in "contract
acquisition obligations."   Due to the materiality, please tell us
the nature of the change. That is, explain how this balance is derived. We note that the accrual balance is disclosed on page 33.
Further, please tell us and revise your critical accounting policies within MD&A, in future filings, to disclose the major assumptions used to arrive at the estimated balance of this account as well as how you track these obligations.

	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant
Douglas J. Treff, Senior Vice President and Chief Financial
Officer
Deluxe Corporation
April 5, 2006
Page 5